UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period: April 2005	File No: 000-51212

Jet Gold Corp.

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

Certification of Interim Filings – CEO

2.

Certification of Interim Filings – CFO

3.

Interim Financial Statements for the period ended May 31, 2005

4.

Management Discussion and Analysis for the period ended May 31, 2005

5.

Certification of Interim Filings – CEO

6.

Certification of Interim Filings – CFO

7.

Interim Financial Statements (Unaudited) for the period ended February 28, 2005

8.

Management Discussion and Analysis for the period ended February 28, 2005

9.

Cover Letter dated April 26, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Resources

(Registrant)

Dated: July 29, 2005	Signed: /s/ Blaine Bailey Blaine Bailey Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Robert Card, CEO of Jet Gold Corp., certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral

      Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim

      Filings) of, Jet Gold Corp (the Issuer) for the interim period ending May 31,

      2005;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer,

    as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: July 18, 2005 "Robert Card"

Robert Card, CEO

Form 52-109F2 – Certification of Interim Filings during Transition Period

I, Blaine Bailey, Chief Financial Officer of Jet Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of, Jet Gold Corp (the Issuer) for the interim period ending May 31,2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Date: July 18, 2005

"Blaine Bailey"

Blaine Bailey, CFO

JET GOLD CORP.

FINANCIAL STATEMENTS

May 31, 2005

(Prepared by management without audit)

Jet Gold Corp.
1102 — 475 Howe Street
Vancouver, B.C.
V6C 2B3

July 18, 2005

To the Shareholders of Jet Gold Corp.

The attached unaudited financial statements have been prepared without review by the auditors of Jet Gold Corp.

Yours truly,

"Robert L. Card" (signed)

Robert L. Card

President

May 31,

August 31,

2005

2004

ASSETS

CURRENT ASSETS Cash	$ 45,270	$ 22,560
Cash, exploration funds (Note 7)	-	48,996
Short-term investments	245,000	192,712
Amounts receivable	85,090	8,709
Prepaid expenses	5,377	547
	380,737	273,524
MINERAL PROPERTIES (Note 3)	421,011	378,218
EQUIPMENT (Note 4)	3,939	4,333
	$ 805,687	$ 656,075
CURRENT LIABILITIES Accounts payable and accrued liabilities	$ 9,863	$ 89,117
SHARE CAPITAL (Note 5)	3,947,319	3,500,355
SHARE SUBSRIPTIONS RECEIVED	-	-
CONTRIBUTED SURPLUS	55,648	7,500
OPTION COMPENSATION	168,782	152,973
DEFICIT	(3,375,925)	(3,093,870)
	795,824	566,958
	$ 805,687	$ 656,075

APPROVED BY THE DIRECTORS

"Robert L. Card" (signed)

Director - Robert L. Card

"Harvey D. Dick" (signed)

Director - Harvey D. Dick

JET GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Prepared by management without audit)

	9 - Month Ended	9 - Month Ended	3 - Month Ended	3 - Month Ended
	May 31, 2005	May 31, 2004	May 31, 2005	May 31, 2004
EXPENSES	$	$	$	$
Legal, audit and accounting	11,796	26,918	1,251	1,400
Foreign exchange	-	(729)	-	7
Administrative and consulting fees	50,380	52,997	19,955	23,897
Transfer agent	6,580	7,324	1,410	3,191
Regulatory fees	11,875	15,408	925	3,600
Investor relations	48,860	40,606	7,000	26,810
Amortization	765	195	255	65
Office and miscellaneous	8,411	10,314	2,541	5,642
Printing and shareholder communications	4,306	9,710	3	5,076
Stock based compensation	93,321	110,115	15,471	-
Rent	6,240	5,517	2,293	2,030
Travel	6,406	5,949	2,278	3,922
Operating expenses	248,940	284,324	53,382	75,640
LOSS BEFORE THE FOLLOWING	(248,940)	(284,324)	(53,382)	(75,640)
OTHER (INCOME) EXPENSES Mineral property written off	36,537	-	-	-
Interest income	(3,422)	1,306	151	22
INCOME (LOSS) FOR THE PERIOD	(282,055)	(283,018)	(53,231)	(75,618)
DEFICIT, BEGINNING OF PERIOD	(3,093,870)	(2,626,971)	(3,322,694)	(2,834,371)
DEFICIT, END OF PERIOD	$ (3,375,925)	(2,909,989)	(3,375,925)	$ (2,909,989)
EARNINGS (LOSS) PER SHARE	$ (0.02)	(0.03)	(0.00)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF	13,940,074	9,946,775	15,138,755	11,651,744
SHARES OUTSTANDING

JET GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Prepared by management without audit)

	9 - Month Ended	9 - Month Ended	3 - Month Ended	3 - Month Ended
	May 31,2005	May 31,2004	May 31, 2005	May 31, 2004
CASH PROVIDED BY (USED FOR)	$	$	$	$
OPERATING ACTIVITIES Net income (loss) for the period	(282,055)	(283,018)	(53,231)	(75,618)
Less items not involving cash Amortization	765	195	255	65
Stock based compensation	93,321	110,115	15,471	-
Mineral property written off	36,537	-	-	-
	(151,432)	(172,708)	(37,505)	(75,553)
Net change in non-cash working capital items Amounts receivable and advances	3,332	(112,551)	4,528	12,742
Prepaid expenses	(84,543)	-	(42,962)	-
Accounts payable and accrued	(79,254)	(4,974)	1,495	8,510
liabilities
	(311,897)	(290,233)	(74,444)	(54,301)
FINANCING ACTIVITIES Shares issued for cash, net of issue costs	405,000	519,125	-	10,625
Share subscriptions received	-	-	-
Shares issued for property	12,600	-	-
	417,600	519,125	-	10,625
INVESTING ACTIVITIES Cash, exploration fund	48,996	-	-
Fixed assets	(371)	(4,080)	(371)	(2,200)
Short term investments	(52,288)	-	25,000	-
Mineral property expenditures	(79,330)	(195,223)	-	(38,772)
	(82,993)	(199,303)	24,629	(40,972)
INCREASE (DECREASE) IN CASH	22,710	29,589	(49,815)	(84,648)
CASH, BEGINNING OF PERIOD	22,560	218,210	95,085	332,447
CASH, END OF PERIOD	$ 45,270	$ 247,799	$ 45,270	$ 247,799

1.

NATURE OF OPERATIONS

The Company is engaged in the exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended August 31, 2004.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates

3.

MINERAL PROPERTIES

Expenditures incurred on the Company's mineral properties during the period ended May 31, 2005 are as follows:

	Set Ga Done	Winnie	Atlin	Total
Balance, August 31, 2004	$ 378,217	$ -	$ -	$ 378,217
Additions during year Acquisition costs	-	17,600	-	17,600
Exploration costs	-	-	-	-
Geological	-	-	-	-
Field expense	14,763	-	-	14,763
Drilling	-	-	-	-
Consulting	-	3,150	20,694	23,844
Trenching	-	14,671	-	14,671
Geophysical	-	-	-	-
Assay	-	-	-	-
Mapping	-	1,116	-	1,116
Expense recoveries	-	-	-	-
Renewal	7,337	-	-	7,337
Total additions during period, net	22,100	36,537	20,694	79,331
Property written off	-	(36,537)	-	(36,537)
Balance, end of period	$ 400,317	$ -	$ 20,694	$ 421,011

(a)

Set Ga Done Property, Union of Myanmar

On March 31, 2003, the Company entered into a memorandum of understanding ("MOU") with Leeward Capital Corp. ("Leeward") to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km. located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company will expend an initial US$200,000 in acquisition and exploration costs and will advance US$50,000 as a refundable performance bank guarantee to the government of Myanmar. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the government of Myanmar. The interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-year period and an additional US$1,000,000 on a feasibility study. These expenditures will be shared equally between the Company and Leeward. Once the interest has been earned, the Company and Leeward will each have a 37.5% interest in the property; with the government of Myanmar holding a 25% carried interest.

(b)

Winni Property, British Columbia

The Company entered into an option agreement to acquire the 6 claim Winnie Mineral Claims located in the Lightening Peak area of the Vernon Mining Division, British Columbia. The terms of the option require a payment of $5,000 (paid), the issuance of 200,000 (50,000 issued) common shares in stages over 4 years, and a work commitment of $500,000 over 4 years. The first year requires a $50,000 exploration program. A finders fee of 20,000 (issued) shares is payable on the transaction.

The Company terminated its option on the property and acquisition and exploration expenditures in the aggregate of $36,537 have been written off.

(c)

Atlin Property, British Columbia

The Company has a first right of refusal to acquire the claims once it is satisfied of the value of proceeding further. The Company was required to provide $21,000 (completed) in exploration funds for exploration work on the property.

4.

EQUIPMENT

Accumulated

Net Book

Cost

Amortization

Value

Office furniture and equipment                  $      11,650                   $         7,711           $      3,823

5.

SHARE CAPITAL

Authorized — 100,000,000 common shares without par value

Issued — 15,138,755 common shares

	Shares	Amount
Balance, August 31,2004	12,368,755	$ 3,500,355
Issued for cash: - exercise of options	200,000	30,000
- private placement	2,500,000	375,000
Issued for property	70,000	12,600
Fair value of options exercised	-	29,364
Balance, May 31, 2005	15,138,755	$ 3,947,319

As at May 31, 2005, a total of 600,000 common shares are held in escrow, the releases of which are subject to regulatory approval.

(a)

Warrants

As at May 31, 2005 the Company has warrants outstanding for the purchase of a total of 4,223,750 common shares, as follows:

Number of Shares	Exercise Price	Expiry Date
1,723,750	$0.25	November 25,2005
1,650,000	$0.25	December 20,2005
850,000	$0.25	February 4,2006

(b)

Stock Options

During 2004, the Company received acceptance from the Exchange for a stock option plan, which authorizes the board of directors to grant options for the purchase of issued, and outstanding shares of the Company. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. As at February 28, 2005 there are 925,000 stock options outstanding as follows:

Number of Shares	Exercise Price	Expiry Date
400,000	$0.15	October 27,2008
100,000	$0.20	March 12,2009
50,000	$0.20	March 26,2009
300,000	$0.20	September 29,2009
75,000	$0.20	December 1,2009

(c)

Option Compensation

Pursuant to the new CICA standard of accounting for stock-based compensation the fair value of stock options granted, and which vested, to directors, employees and consultants, in the amount of $93,321 has been recorded as an expense in the period ended May 13, 2005.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Weighted average: Risk-free interest rate	3.22%
Expected dividend yield	-
Expected stock price volatility	136%
Expected option life in years	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

6.

RELATED PARTY TRANSACTIONS

(a)

The Company paid $36,000 (2004 - $36,000) to a company controlled by the president of the Company, pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $6,240 (2004 - $5,517) for office rent to a company controlled by the President. The Company paid $9,000 (2004 — $6,500) to a company controlled by an officer of the Company for administrative services.

(b)

During the period ended November 30, 2004, a director of the Company exercised options to acquire 200,000 shares for proceeds of $30,000.

7.

INCOME TAXES

Exploration funds

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration. The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.

During fiscal 2004, the Company raised $73,225 from the issue of flow-through shares and has renounced this amount to flow-through shareholders. As at May 31, 2005 there are no flow-through funds remaining to be expended by the Company.

8.

SEGMENTED DISCLOSURE

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company's assets are located in Canada with the exception of $400,317 of costs incurred in connection with the Set Ga Done project located in the Union of Myanmar (Note 3).

JET GOLD CORP

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MAY 31, 2005

REPORT DATE

July 18, 2005

This Management Discussion and Analysis (the "MDA") provides relevant information on the operations and financial condition of Jet Gold Corp. (the "Company") for the period ended May 31, 2005. This MD&A has been prepared as of July 18, 2005.

The Company's activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

The MD&A should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended August 31,2004 herein that are prepared in accordance with Canadian generally accepted principles, all of which can be found on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

The Company is a reporting issuer in each of the Provinces of British Columbia and Alberta. Its head and principal office is located at 1102 – 475 Howe Street Vancouver, British Columbia, V6C 2B3. It's registered and records office is located at 1710 – 1177 Hastings Street, Vancouver, British Columbia, V6E 2L3.

OVERALL PERFORMANCE

In order to better understand Jet's financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

Set Ga Done Project, Shan State, Union of Myanmar

The Company has entered into a Memorandum of Understanding ("MOU") with Leeward Capital ("Leeward") to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company has expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The Government of Myanmar will hold a 25% carried working interest. The joint interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-year period and an additional US$1,000,000 on a feasibility study. The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the Company is 37.5%.

Leeward received final approval on the concession agreement by the Government of Myanmar on December 10, 2003.

Exploration Program

The company plans a two-phased exploration program. The initial phase consisted of 360m of diamond drilling utilizing a larger drill rig along with property scale exploration as well as follow up of the previously delineated Nga Mu Gyi gold zone and a number of other gold anomalies on the concession. The budget for the initial phase of exploration is $230,000 U.S. Contingent upon exploration success; an additional 4,000 meters of drilling are planned in the second phase of exploration. Estimated expenditures for phase two is $650,000 U.S. The estimated expenditures for phase three will be $870,000 U.S. Phase three will be carried out based on positive results from phase two and the Company feels that the expenditures are warranted.

An experienced Canadian geologist resident in Myanmar will supervise the drilling program. Jet Gold has received a comprehensive 43-101 report on the property which is available on SEDAR and the company's website (www jetgold.com).

Exploration Results

Geological mapping was completed on the concession. The most significant result of this mapping was the identification of a northeast trending, folded and faulted Cretaceous limestone ridge. Prospecting this ridge identified the presence of brecciated limestone, argillaceous limestone and minor interbedded sandstone. Analyses of rock samples collected from Yanbo Ridge returned anomalous gold values in the range of 150 parts per billion to 1,850 ppb (1,000 ppb is equal to one gram per tonne). Heavy mineral samples collected from streams draining the flanks of the limestone ridge returned values ranging from 50 to 41,666 ppb gold. These gold values from heavy mineral samples should be considered only qualitative indications of the presence of gold. Some of these heavy mineral samples were taken from streams draining only the limestone area. However, other heavy mineral sample results may reflect remnants of tertiary gold-bearing gravel deposits preserved intermittently along some streams in the limestone area, as such these results are ambiguous as to the exact source of the gold. ICP testing of some rock samples from this area returned trace antimony values. Obviously, a great deal of exploration is required in this area.

Set Ga Done

The Set Ga Done gold zone is a near vertical fracture and fault system that extends a minimum of 700 metres on surface before disappearing beneath alluvial cover toward the northwest and the Yanbo Ridge. Previous diamond drilling was attempted on the property on several occasions using a lightweight drilling rig, which partially penetrated this zone, intersected 9.80 g/t over 4.77 metres before entering an open stope for 2.44 metres with some recovery of core after that analyzed 8.48 g/t before the hole was abandoned.  While these results cannot characterize the entire zone they were deemed encouraging.

The diamond drilling on the Set Ga Done gold zone undertaken this year succeeded in penetrating the entire mineralized section of this zone in Triassic volcanics only once in the five attempts to do so. In hole SG-1, 23.5 metres of mineralization from 97.4 to 117.0 metres were intersected. However, due to the extreme core loss in this interval the gold results obtained are not considered representative. The best core intersection recovered was from a 2.2-metre interval from 109.20 to 111.40 metres, which returned a gold value of 2,300 parts per billion. The true width of this zone is estimated at 15.5 metres. The remaining holes were not successful in penetrating the mineralized zone due to drilling problems in the highly fractured, sheared and altered nature of the host volcanic rock units. ICP assay results indicate that Set Ga Done gold zone is enriched in arsenic and antimony. The Set Ga Done gold zone may be a feeder system for the overlying Cretaceous carbonates.

During the current work season work preformed to date consisted of line cutting, soil sampling and leveling of grid lines. The work preformed was to determine if parallel gold veins occur nearby. Three lines were cut each two kilometers long and centered on the known zone. It was determined that there are no apparent new prospective gold zones in the Set Ga Done. The Set Ga Done still remains the most promising gold occurrence on the block. A camp has been constructed for the drill crew and wooden core boxes have been built.

Nga Mu Gyi

Soil sampling at the Nga Mu Gyi zone returned anomalous gold-in-soil values ranging from 145 to 700 ppb. Plotting of these results on a grid of the area indicates an extension of this zone for 175 metres. This zone remains open toward the east. Previous surface mining during the period 1987 to 1993 along 50 metres of this zone by artisanal miners reported occasional coarse visible gold from this zone.

During the current work season work preformed to date consisted of detailed soil sampling, mapping and trenching. A total of eight trenches were complete and was useful as a cost-effective method of evaluating the site. Vegetation was cleared form the former mining site and the location of all shafts and pits were mapped. Local residents who formerly worked at the site reported that the vein was very rich, but narrow (15cm or so) and the best gold was found at depth.

Cretaceous sedimentary rocks

Prospecting and sampling continued in this area to determine if there is any indication of "Carlin-Type" gold mineralization.

Other areas

There is another target area indicated by heavy mineral and rock sampling in the northeast part of the concession. This anomaly occurs along the contact between granite and limestone. Initial prospecting in this area returned geochemically anomalous gold values from rock samples ranging from 250 to 650 ppb. Heavy mineral sample results from the area range from 950 ppb to 9,500 ppb. Follow-up exploration is required in this area.

Prospecting and geological mapping continued on other areas of the block. We have discovered a new zone between the Set Ga Dona and the Nga Mu Gyi. It appears to be as strongly mineralized as these zones.

Temporary fly camps were established in Tongyauk Chaung to investigate remote parts of the Cretaceous sediments; at Man Pan to cover the extreme NE corner and in Taungme area in the SE corner.

Sampling and drilling results

Sampling from all areas has been completed and shipped to Loring Labs in Calgary for analysis. We are expecting results shortly.

The Company's drill program of 1,500 meters is currently on hold. The Company is waiting for final clearance from the Government of Myanmar to import the drilling equipment. Once importation is cleared it is anticipated the drilling program will take approximately two weeks to complete.

Atlin Property - Canada

During the year the Company expended $20,694 on two claim groups in Northern British Columbia. The Boyer's Creek claim is located NW of Dease Lake, B.C. and the Constellation claim is located NE of Atlin B.C.

The Company's work program consisted of following up on high gold geochemical stream gold anomalies sampled and reported on the regional survey done by the B.C. government.

The Company is awaiting a short technical report outlining the results on the properties from, Alex Burton P.Eng., its consulting geologist before proceeding with further work on the properties. If the report is favorable the Company anticipates performing a small exploration program of sampling and mapping on the claims during the summer of 2005.

The Company has a first right of refusal to acquire the claims once it is satisfied of the value of proceeding further.

Winni Property — Canada

The Company terminated its option on the property and acquisition and exploration expenditures in the aggregate of $36,537 have been written off.

The Company had sent in an exploration team to evaluate the project and examine the veins. It was found that the veins were mesothermal veins, and not ephithermal, which extended the full length of the property. They are similar to the Dictator vein, which is located west of the Winni veins. There are a series of lineaments that are unexplored potential hosts to similar veins.

In addition a new series of veins were discovered to the east as a result of recent logging activity. These veins showed multiple stage quartz vein deposition typical of ephithermal vein systems. One vein traced 20 meters along strike and multistage vein float was discovered along strike about 200 meters from the discovery outcrop.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements. The following is a summary of selected financial data for the Company for its eight completed financial quarters ending February 28, 2005. Each quarter of each financial year is shown on a quarterly basis.

Quarter Ended Amounts in 000's	May 31,2005	Feb. 28,2005	Nov. 31,2004	August 31,2004	May 31,2004	Feb. 29,2004	Nov. 30,2003	August 31,2003
Revenue	-	-	-	-	-	-	-	-
Net loss	(53.2)	(115.0)	(113.8)	(182.6)	(75.6)	(66.2)	(141.2)	(23.4)
Net loss per share	($0.01)	($0.01)	($0.02)	($0.02)	($0.01)	($0.01)	($0.02)	($0.00)
Weighted Ave. Shares	15,139	14,129	12,541	12,127	11,652	10,262	7,895	7,785

RESULTS OF OPERATIONS (To February 28,2005)

The Company had a net loss of $282,055 (2004 loss – $228,824) during the nine-month period ending May 31, 2005.

Below is an analysis of several major expenditure areas and other items.

Investor relations for the nine-month period ending May 31, 2005 were $48,860(2004 – $40,606). During the period the Company used an investor relation firm whose contract expired on September 31, 2004, appointed a Manager of Investor Relations for public relations activities, web base advertising and other activities to communicate with investors.

Stock based compensation for the nine month period ending May 31, 2005 was $93,321 (2004 – $110,115). The Company expenses stock options compensation as per the CICA Section 3870.

All other administrative expenditures are consistent with prior years and are expensed in the normal course of business.

The Company's deferred mineral expenditures during the nine month period ending May 31, 2005 was $79,329 ($195,223 — 2004). The Company acquired the Winnie property and had acquisition expenditures of $17,600 and exploration expenditures of $18,937. The Company terminated its option on the property and acquisition and exploration expenditures in the aggregate of $36,537 have been written off.

On the Set Ga Done property the Company had $22,101 of exploration expenditures as the work season in Myanmar has begun. The Overall Performance section should be read for details of the work done.

LIQUIDITY AND CAPITAL RESOURCES

As of May 31, 2005 the Company has working capital of $370,874 (2004 - $350,799). This working capital amount does not include the advanced US$50,000 refundable performance bank guarantee to the government of Myanmar. The bank guarantee is included in Mineral Properties on the Company's Balance Sheet The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, the Company will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As the Company does not generate any revenue from operations, the long-term profitability of the Company will be directly related to the success of its mineral property acquisition and exploration activities.

The Company announced on November 22, 2004 that it has negotiated a non-brokered private placement of securities composed of up to 2,500,000 units at a price of $0.15 per unit for proceeds of $375,000. The Company closed the first tranche of the private placement, on December 20, 2004, of 1,650,000 units at a price of $0.15 for gross proceeds of $247,500. Each unit carries one share purchase warrant, giving the holder the right to buy one share for each warrant at$0.25 for one year from the closing date of the placement. The second tranche was closed on February 4, 2005, of 850,000 units at a price of $0.15 for gross proceeds of $127,500. Each unit carries one share purchase warrant, giving the holder the right to buy one share for each warrant at$0.25 for one year from the closing date of the placement.

The Company will use the proceeds for the next phase of exploration, including diamond drilling on the Set Ga Done gold project, located in Myanmar and for general corporate purposes.

Based on the Company's financial position at May 31, 2005 management believe that the Company's liquid assets are sufficient to achieve the Company's planned corporate and administrative expenses for the coming year.

The Company has no long-term debt obligations.

SHARE CAPITAL

As of the date of this MD&A, the Company has 15,138,755 issued and outstanding common shares. The authorized share capital is unlimited no par value common shares.

Number of Shares	Shares	Amount
Balance August 31,2004 Shares issued:	12,368,755	$ 3,500,355
- private placement	2,500,000	375,000
- mineral claims	70,000	12,600
- stock options	200,000	30,000
-fair value of options exercised	-	29,364
Balance, July 18, 2005	15,138,755	$ 3,947,319
Number of Shares	Exercise Price	Expiry Date
400,000	$0.15	October 27,2008
100,000	$0.20	March 12,2009
50,000	$.20	March 26,2009
300,000	$0.20	September 29,2009
75,000	$0.20	December 2,2009

As of the date of this MD&A the Company had the following share purchase warrants, enabling the holder to acquire further common shares as follows:

Number of Shares	Exercise Price	Expiry Date
567,500	$0.25	November 25, 2005
1,156,250	$0.25	November 25,2005
1,650,000	$0.25	December 20,2005
850,000	$0.25	February 4,2006

RELATED PARTY TRANSACTIONS

During the nine month period ended May 31, 2005 the Company entered into the following transaction with related parties.

The Company paid $36,000 (2004 - $36,000) to a company controlled by the president of the Company, pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $6,240 (2004 - $5,517) for office rent to a company controlled by the President. The Company paid $9,000 (2003 - $6,500) to a company controlled by an officer of the Company for administrative services.

Director of the Company exercised options acquiring 200,000 shares for proceeds of $30,000.

INVESTOR RELATIONS

The Company had entered into an investor relation's agreement with MarketSmart Communications Inc. ("MarketSmart") of Vancouver. Maria Da Silva is the principal of Market Smart and the initial contract is for six- months, with an option for renewal, at a fee of $5,000 per month. Da Silva was granted 150,000 incentive stock options at an exercise price of 60 cents, exercisable on or before March 12, 2009 with vesting of the initial 25 per cent of the options on June 12, 2004 and a further 25 per cent of the options each three — months thereafter. On October 8, 2004 the Company announced the investor relation's agreement with MarketSmart, which expired on September 30, 2004 was not renewed and all options have been cancelled.

APPROVAL

The Board of Directors of Jet Gold Corp. has approved the disclosures in this MD&A.

FORWARD LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and belief, and are subject to risk, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

The Company's principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

One of the Company's mineral properties is located in Myanmar. As a portion of the Company's business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labor unrest. Myanmar's status as a developing country may make it more difficult for the Company to obtain any required exploration financing for this project.

Changes, if any, in mining or investment policies or shifts in political attitude in Myanmar may adversely affect the Company's operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalization, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund the Company's exploration program. The sources of funds available to the Company are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of the Company's mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties in which it previously had no interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilities to the Company.

Additional information on the Company available through the following source: www.sedar.com.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Robert Card, Chief Executive Officer of Jet Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of, Jet Gold Corp. (the Issuer) for the interim period ending February 28, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: April 26, 2005

“Robert Card”

__________________________

Robert Card, CEO

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Blaine Bailey, Chief Financial Officer of Jet Gold Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of, Jet Gold Corp (the Issuer) for the interim period ending February 28, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings

Date: April 26, 2005

“Blaine Bailey ”

__________________________

Blaine Bailey, CFO

JET GOLD CORP.

FINANCIAL STATEMENTS

February 28, 2005

(Prepared by management without audit)

Jet Gold Corp.

1102 – 475 Howe Street

Vancouver, B.C.

V6C 2B3

April 26, 2005

To the Shareholders of

Jet Gold Corp.

The attached unaudited financial statements have been prepared without review by the auditors of Jet Gold Corp.

Yours truly,

“Robert L. Card” (signed)

Robert L. Card

JET GOLD CORP.

President

BALANCE SHEETS (Prepared by management without audit)
	February 28, 2005	August 31, 2004
ASSETS CURRENT ASSETS
Cash	95,085	22,560
Cash, exploration funds (Note 7)	-	48,996
Short-term investments	270,000	192,712
Amounts receivable	9,905	8,709
Prepaid expenses	42,128	547
	417,118	273,524
MINERAL PROPERTIES (Note 3)	421,011	378,218
EQUIPMENT (Note 4)	3,823	4,333
	841,952	656,075
CURRENT LIABILITIES
Accounts payable and accrued liabilities	8,368	89,117
SHARE CAPITAL (Note 5)	3,947,319	3,500,355
SHARE SUBSRIPTIONS RECEIVED	-	-
CONTRIBUTED SURPLUS	55,648	7,500
OPTION COMPENSATION	153,311	152,973
DEFICIT	(3,322,694)	(3,093,870)
	833,584	566,958
	841,952	656,075

APPROVED BY THE DIRECTORS “Robert L. Card” (signed)
Director - Robert L. Card
“Harvey D. Dick” (signed)
Director - Harvey D. Dick

JET GOLD CORP. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Prepared by management without audit)
	6 – Month	6 – Month	3 – Month	3 – Month
	Ended	Ended	Ended	Ended
	Feb 28, 2005	Feb 29, 2004	Feb 28, 2005	Feb 29, 2004
EXPENSES	$	$	$	$
Legal, audit and accounting	10,545	25,518	8,860	22,112
Foreign exchange	-	(736)	-	(736)
Administrative and consulting fees	30,425	29,100	15,000	13,000
Transfer agent	5,170	4,133	3,688	3,440
Regulatory fees	10,950	11,808	9,275	6,989
Investor relations	41,860	13,796	16,300	13,796
Amortization	510	130	255	65
Office and miscellaneous	5,870	4,672	3,719	2,609
Printing and shareholder communications	4,303	4,634	4,223	2,134
Stock based compensation	77,850	110,115	15,431	-
Rent	3,947	3,487	2,017	2,007
Travel	4,128	2,027	2,983	2,027
Operating expenses	195,558	208,684	81,751	67,443
LOSS BEFORE THE FOLLOWING	(195,558)	(208,684)	(81,751)	(67,443)
OTHER (INCOME) EXPENSES
Mineral property written off	(36,537)	-	(36,537)	-
Interest income	3,271	1,284	3,259	1,266
INCOME (LOSS) FOR THE PERIOD	(228,824)	(207,400)	(115,029)	(66,177)
DEFICIT, BEGINNING OF PERIOD	(3,093,870)	(2,626,971)	(3,207,665)	(2,768,194)
DEFICIT, END OF PERIOD	(3,322,694)	(2,834,371)	$ (3,322,694)	$ (2,834,371)
EARNINGS (LOSS) PER SHARE	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	13,330,799	9,084,923	14,129,311	10,262,423
JET GOLD CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (Prepared by management without audit)
	6 – Month	6 – Month	3 – Month	3 – Month
	Ended	Ended	Ended	Ended
	Feb 28, 2005	Feb 29, 2004	Feb 28, 2005	Feb 29, 2004
CASH PROVIDED BY (USED FOR)	$	$	$	$
OPERATING ACTIVITIES
Net income (loss) for the period	(228,824)	(207,400)	(113,795)	(66,177)
Less items not involving cash
Amortization	510	130	255	65
Stock based compensation	77,850	110,115	15,431	-
Mineral property written off	36,537	-	36,537	-
	(113,927)	(97,155)	(62,806)	(66,112)
Net change in non-cash working capital items
Amounts receivable and advances	(1,196)	(125,293)	(842)	(115,867)
Prepaid expenses	(41,581)	-	(42,124)	-
Accounts payable and accrued liabilities	(80,750)	(13,484)	(72,129)	(3,000)
	(237,454)	(235,932)	(177,901)	(184,979)
FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	405,000	508,500	375,000	304,375
Share subscriptions received	-		(135,000)
Shares issued for property	12,600	-	12,600
	417,600		252,600
INVESTING ACTIVITIES
Cash, exploration fund	48,996	-	20,567	-
Fixed assets	-	(1,880)	-	(535)
Short term investments	(77,288)	-	(77,288)	-
Mineral property expenditures	(79,329)	(156,451)	(33,799)	(138,758)
	(107,621)	(158,331)	(90,520)	(139,293)
INCREASE (DECREASE) IN CASH	72,525	114,237	(15,821)	(19,897)
CASH, BEGINNING OF PERIOD	22,560	218,210	110,906	352,344
CASH, END OF PERIOD	$ 95,085	$ 332,447	$ 95,085	$ 332,447

JET GOLD CORP.

NOTES TO FINANCIAL STATEMENTS

For the Quarter Ended February 28, 2005

1.

NATURE OF OPERATIONS

The Company is engaged in the exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company’s financial statements including the notes thereto for the year ended August 31, 2004.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates

JET GOLD CORP.

NOTES TO FINANCIAL STATEMENTS

For the Quarter Ended February 28, 2005

3.

MINERAL PROPERTIES

Expenditures incurred on the Company’s mineral properties during the period ended February 28, 2005 are as follows:

Set Ga Done		Winnie	Atlin	Total
Balance, August 31, 2004	378,217	-	-	378,217
Additions during year
Acquisition costs	-	17,600	-	17,600
Exploration costs	-	-	-	-
Geological	-	-	-	-
Field expense	14,763	-	-	14,763
Drilling	-	-	-	-
Consulting	-	3,150	20,694	23,844
Trenching	-	14,671	-	14,671
Geophysical	-	-	-	-
Assay	-	-	-	-
Mapping	-	1,116	-	1,116
Expense recoveries	-	-	-	-
Renewal	7,337	-	-	7,337
Total additions during period, net	22,100	36,537	20,694	79,331
Property written off	-	(36,537)	-	(36,537)
Balance, end of period	400,317	-	20,694	421,011

(a)

Set Ga Done Property, Union of Myanmar

On March 31, 2003, the Company entered into a memorandum of understanding (“MOU”) with Leeward Capital Corp. (“Leeward”) to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km. located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company will expend an initial US$200,000 in acquisition and exploration costs and will advance US$50,000 as a refundable performance bank guarantee to the government of Myanmar. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the government of Myanmar. The interest may be earned by expending approximately US$1,750,000 in exploration on the property over a three-year period and an additional US$1,000,000 on a feasibility study. These expenditures will be shared equally between the Company and Leeward. Once the interest has been earned, the Company and Leeward will each have a 37.5% interest in the property; with the government of Myanmar holding a 25% carried interest.

(b)

Winni Property, British Columbia

The Company entered into an option agreement to acquire the 6 claim Winnie Mineral Claims located in the Lightening Peak area of the Vernon Mining Division, British Columbia. The terms of the option require a payment of $5,000 (paid), the issuance of 200,000 (50,000 issued) common shares in stages over 4 years, and a work commitment of $500,000 over 4 years. The first year requires a $50,000 exploration program. A finders fee of 20,000 (issued) shares is payable on the transaction.

JET GOLD CORP.

NOTES TO FINANCIAL STATEMENTS

For the Quarter Ended February 28, 2005

The Company terminated its option on the property and acquisition and exploration expenditures in the aggregate of $36,537 have been written off.

(c)

Atlin Property, British Columbia

The Company has a first right of refusal to acquire the claims once it is satisfied of the value of proceeding further. The Company was required to provide $21,000 (completed) in exploration funds for exploration work on the property.

4.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value

Office furniture and equipment	$ 11,279	$ 7,456	$ 3,823

5.     SHARE CAPITAL

Authorized – 100,000,000 common shares without par value

Issued – 15,138,755 common shares

	Shares	Amount
Balance, August 31,2004	12,368,755	$3,500,355
Issued for cash:
- exercise of options	200,000	30,000
- private placement	2,500,000	375,000
Issued for property	70,000	12,600
Fair value of options exercised	-	29,364
Balance, February 28, 2005	15,138,755	$3,947,319

As at February 28, 2005, a total of 600,000 common shares are held in escrow, the release of which are subject to regulatory approval.

(a)

Warrants

As at February 28, 2005 the Company has warrants outstanding for the purchase of a total of 4,223,750 common shares, as follows:

Number of Shares	Exercise Price	Expiry Date
1,723,750	$0.25	November 25,2005
1,650,000	$0.25	December 20,2005
850,000	$0.25	February 4,2006

JET GOLD CORP.

NOTES TO FINANCIAL STATEMENTS

For the Quarter Ended February 28, 2005

(b)

Stock Options

During 2004, the Company received acceptance from the Exchange for a stock option plan, which authorizes the board of directors to grant options for the purchase of issued, and outstanding shares of the Company. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. As at February 28, 2005 there are 925,000 stock options outstanding as follows:

(c)

Option Compensation

Pursuant to the new CICA standard of accounting for stock-based compensation the fair value of stock options granted, and which vested, to directors, employees and consultants, in the amount of $77,850 has been recorded as an expense in the period ended February 28, 2005.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6.

RELATED PARTY TRANSACTIONS

(a)

The Company paid $24,000 (2004 - $24,000) to a company controlled by the president of the Company, pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $3,947 (2004 - $2,400) for office rent to a company controlled by the President. The Company paid $6,000 (2004 – $3,500) to a company controlled by an officer of the Company for administrative services.

(b)

During the period ended November 30, 2004, a director of the Company exercised options to acquire 200,000 shares for proceeds of $30,000.

7.    INCOME TAXES

Exploration funds

Flow-through shares are issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim expenditures as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the issuance of flow-through shares must be spent on qualified mineral exploration. The proceeds of flow-through financing are restricted in use for Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.

During fiscal 2004, the Company raised $73,225 from the issue of flow-through shares and has renounced this amount to flow-through shareholders. As at February 28,2005 there are no flow-through funds remaining to be expended by the Company.

8.    SEGMENTED DISCLOSURE

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Canada with the exception of $400,317 of costs incurred in connection with the Set Ga Done project located in the Union of Myanmar (Note 3).

JET GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED FEBRUARY 28,2005

REPORT DATE

APRIL 26, 2005

This Management Discussion and Analysis (the “MDA”) provides relevant information on the operations and financial condition of Jet Gold Corp. (the “Company”) for the period ended February 28, 2005. This MD&A has been prepared as of April 26, 2005.

The Company’s activities are primarily directed towards exploration and development of mineral properties. The realization of amounts shown for mineral claims and deferred costs is dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the deposition of these properties. The carrying values of mineral claims and deferred development do not necessarily reflect their present or future values.

The MD&A should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended August 31,2004 herein that are prepared in accordance with Canadian generally accepted principles, all of which can be found on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

The Company is a reporting issuer in each of the Provinces of British Columbia and Alberta. Its head and principal office is located at 1102 – 475 Howe Street Vancouver, British Columbia, V6C 2B3. It’s registered and records office is located at 1710 – 1177 Hastings Street, Vancouver, British Columbia, V6E 2L3.

OVERALL PERFORMANCE

In order to better understand Jet’s financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

Set Ga Done Project, Shan State, Union of Myanmar

The Company has entered into a Memorandum of Understanding (“MOU”) with Leeward Capital (“Leeward”) to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company has expended an initial US$200,000 in acquisition and exploration costs and advanced US$50,000 as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward. Subsequent expenditures will be shared equally with Leeward.

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The Government of Myanmar will hold a 25% carried working interest. The joint interest may be earned by expending approximately US$1,750,00 in exploration on the property over a three-year period and an additional US$1,000,000 on a feasibility study. The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the Company is 37.5%.

Leeward received final approval on the concession agreement by the Government of Myanmar on December 10,2003.

Exploration Program

The company plans a two-phased exploration program. The initial phase consisted of 360m of diamond drilling utilizing a larger drill rig along with property scale exploration as well as follow up of the previously delineated Nga Mu Gyi gold zone and a number of other gold anomalies on the concession. The budget for the initial phase of exploration is $230,000 U.S. Contingent upon exploration success; an additional 4,000 meters of drilling are planned in the second phase of exploration. Estimated expenditures for phase two is $650,000 U.S. The estimated expenditures for phase three will be $870,000 U.S. Phase three will be carried out based on positive results from phase two and the Company feels that the expenditures are warranted.

An experienced Canadian geologist resident in Myanmar will supervise the drilling program. Jet Gold has received a comprehensive 43-101 report on the property which is available on SEDAR and the company’s website (www.jetgold.com).

Exploration Results

Geological mapping was completed on the concession. The most significant result of this mapping was the identification of a northeast trending, folded and faulted Cretaceous limestone ridge. Prospecting this ridge identified the presence of brecciated limestone, argillaceous limestone and minor interbedded sandstone. Analyses of rock samples collected from Yanbo Ridge returned anomalous gold values in the range of 150 parts per billion to 1,850 ppb (1,000 ppb is equal to one gram per tonne). Heavy mineral samples collected from streams draining the flanks of the limestone ridge returned values ranging from 50 to 41,666 ppb gold. These gold values from heavy mineral samples should be considered only qualitative indications of the presence of gold. Some of these heavy mineral samples were taken from streams draining only the limestone area. However, other heavy mineral sample results may reflect remnants of tertiary gold-bearing gravel deposits preserved intermittently along some streams in the limestone area, as such these results are ambiguous as to the exact source of the gold. ICP testing of some rock samples from this area returned trace antimony values. Obviously, a great deal of exploration is required in this area.

Set Ga Done

The Set Ga Done gold zone is a near vertical fracture and fault system that extends a minimum of 700 metres on surface before disappearing beneath alluvial cover toward the northwest and the Yanbo Ridge. Previous diamond drilling was attempted on the property on several occasions using a lightweight drilling rig, which partially penetrated this zone, intersected 9.80 g/t over 4.77 metres before entering an open stope for 2.44 metres with some recovery of core after that that analyzed 8.48 g/t before the hole was abandoned. While these results cannot characterize the entire zone they were deemed encouraging.

The diamond drilling on the Set Ga Done gold zone undertaken this year succeeded in penetrating the entire mineralized section of this zone in Triassic volcanics only once in the five attempts to do so. In hole SG-1, 23.5 metres of mineralization from 97.4 to 117.0 metres were intersected. However, due to the extreme core loss in this interval the gold results obtained are not considered representative. The best core intersection recovered was from a 2.2-metre interval from 109.20 to 111.40 metres, which returned a gold value of 2,300 parts per billion. The true width of this zone is estimated at 15.5 metres. The remaining holes were not successful in penetrating the mineralized zone due to drilling problems in the highly fractured, sheared and altered nature of the host volcanic rock units. ICP assay results indicate that Set Ga Done gold zone is enriched in arsenic and antimony. The Set Ga Done gold zone may be a feeder system for the overlying Cretaceous carbonates.

During the current work season work preformed to date consisted of line cutting, soil sampling and leveling of grid lines. The work preformed was to determine if parallel gold veins occur nearby. Three lines were cut each two kilometers long and centered on the known zone. It was determined that there are no apparent new prospective gold zones in the Set Ga Done. The Set Ga Done still remains the most promising gold occurrence on the block. A camp has been constructed for the drill crew and wooden core boxes have been built.

Nga Mu Gyi

Soil sampling at the Nga Mu Gyi zone returned anomalous gold-in-soil values ranging from 145 to 700 ppb. Plotting of these results on a grid of the area indicates an extension of this zone for 175 metres. This zone remains open toward the east. Previous surface mining during the period 1987 to 1993 along 50 metres of this zone by artisanal miners reported occasional coarse visible gold from this zone.

During the current work season work preformed to date consisted of detailed soil sampling, mapping and trenching. A total of eight trenches were complete and was useful as a cost-effective method of evaluating the site. Vegetation was cleared form the former mining site and the location of all shafts and pits were mapped. Local residents who formerly worked at the site reported that the vein was very rich, but narrow (15cm or so) and the best gold was found at depth.

Cretaceous sedimentary rocks

Prospecting and sampling continued in this area to determine if there is any indication of “Carlin-Type” gold mineralization.

Other areas

There is another target area indicated by heavy mineral and rock sampling in the northeast part of the concession. This anomaly occurs along the contact between granite and limestone. Initial prospecting in this area returned geochemically anomalous gold values from rock samples ranging from 250 to 650 ppb. Heavy mineral sample results from the area range from 950 ppb to 9,500 ppb. Follow-up exploration is required in this area.

Prospecting and geological mapping continued on other areas of the block. We have discovered a new zone between the Set Ga Dona and the Nga Mu Gyi. It appears to be as strongly mineralized as these zones.

Temporary fly camps were established in Tongyauk Chaung to investigate remote parts of the Cretaceous sediments; at Man Pan to cover the extreme NE corner and in Taungme area in the SE corner.

Sampling and drilling results

Sampling from all areas has been completed and shipped to Loring Labs in Calgary for analysis. We are expecting results shortly.

The Company’s drill program of 1,500 meters is currently on hold. The Company is waiting for final clearance from the Government of Myanmar to import the drilling equipment. Once importation is cleared it is anticipated the drilling program will take approximately two weeks to complete.

Atlin Property - Canada

During the year the Company expended $20,694 on two claim groups in Northern British Columbia. The Boyer’s Creek claim is located NW of Dease Lake, B.C. and the Constellation claim is located NE of Atlin B.C.

The Company’s work program consisted of following up on high gold geochemical stream gold anomalies sampled and reported on the regional survey done by the B.C. government.

The Company is awaiting a short technical report outlining the results on the properties from, Alex Burton P.Eng., its consulting geologist before proceeding with further work on the properties. If the report is favorable the Company anticipates performing a small exploration program of sampling and mapping on the claims during the summer of 2005.

The Company has a first right of refusal to acquire the claims once it is satisfied of the value of proceeding further.

Winni Property – Canada

The Company terminated its option on the property and acquisition and exploration expenditures in the aggregate of $36,537 have been written off.

The Company had sent in an exploration team to evaluate the project and examine the veins. It was found that the veins were mesothermal veins, and not ephithermal, which extended the full length of the property. They are similar to the Dictator vein, which is located west of the Winni veins. There are a series of lineaments that are unexplored potential hosts to similar veins.

In addition a new series of veins were discovered to the east as a result of recent logging activity. These veins showed multiple stage quartz vein deposition typical of ephithermal vein systems. One vein traced 20 meters along strike and multistage vein float was discovered along strike about 200 meters from the discovery outcrop.

The Company after reviewing all results determined that no further work was warranted on this property.

LIQUIDITY AND CAPITAL RESOURCES

As of February 28, 2005 the Company has working capital of $408,750 (2004 - $456,699).This working capital amount does not include the advanced US$50,000 refundable performance bank guarantee to the government of Myanmar. The bank guarantee is included in Mineral Properties on the Company’s balance sheet. The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, the Company will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As the Company does not generate any revenue from operations, the long-term profitability of the Company will be directly related to the success of its mineral property acquisition and exploration activities.

The Company announced on November 22,2004 that it has negotiated a non-brokered private placement of securities composed of up to 2,500,000 units at a price of $0.15 per unit for proceeds of $375,000. The Company closed the first tranche of the private placement, on December 20,2004, of 1,650,000 units at a price of $0.15 for gross proceeds of $247,500. Each unit carries one share purchase warrant, giving the holder the right to buy one share for each warrant at$0.25 for one year from the closing date of the placement. The second tranche was closed on February 4,2005, of 850,000 units at a price of $0.15 for gross proceeds of $127,500. Each unit carries one share purchase warrant, giving the holder the right to buy one share for each warrant at$0.25 for one year from the closing date of the placement.

The Company will use the proceeds for the next phase of exploration, including diamond drilling on the Set Ga Done gold project, located in Myanmar and for general corporate purposes.

Based on the Company’s financial position at February 28, 2005 and the proceeds from the private placement management believes that the Company’s liquid assets are sufficient to achieve the Company’s planned corporate and administrative expenses for the coming year.

The Company has no long-term debt obligations.

SHARE CAPITAL

As of the date of this MD&A, the Company has 15,138,755 issued and outstanding common shares. The authorized share capital is unlimited no par value common shares.

Number of Shares Shares	Amount
Balance August 31,2004 12,368,755	$ 3,500,355
Shares issued:
- private placement 2,500,000	375,000
- mineral claims 70,000	12,600
- stock options 200,000	30,000
-fair value of options exercised -	29,364
Balance, January 27 2005 15,138,755	$ 3,947,319

FORWARD LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations and belief, and are subject to risk, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

The Company’s principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

One of the Company’s mineral properties is located in Myanmar. As a portion of the Company’s business is carried on in a foreign country it is exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but not limited to, terrorism, hostage taking, military repression, expropriation, changing tax laws, extreme fluctuations in currency exchange rates, high rates of inflation and labor unrest. Myanmar’s status as a developing country may make it more difficult for the Company to obtain any required exploration financing for this project.

Changes, if any, in mining or investment policies or shifts in political attitude in Myanmar may adversely affect the Company’s operations in these countries. Operations may be effected in varying degrees by government regulations with respect to, but not limited to restrictions on expropriation of property, foreign investment, maintenance of claims, environmental legalization, land use and land claims of local people.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund the Company’s exploration program. The sources of funds available to the Company are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of the Company’s mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties in which it previously had no interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilities to the Company.

Additional information on the Company available through the following source: www.sedar.com.

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Telephone (604) 687-7828

Vancouver, BC V6C 2B3

Facsimile (604) 687-7848

www.jetgoldcorp.com

jetgoldcorp@shaw.ca

April 26, 2005

British Columbia Securities Commission

701 West Georgia Street

Vancouver, B.C.

V7Y 1L2

Dear Madams:

Please be advised that the Interim Financial Statements and Management Discussion and Analysis Report for the period ended February 28, 2005 have been sent by pre-paid mail to all shareholders on the supplemental list in accordance with National Instrument 54-101, today April 26, 2005.

If you have any questions or concerns please do not hesitate to contact this office.

Yours truly,

“Blaine Bailey”

Blaine Bailey

Controller

CC: Alberta Securities Commission

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